Exhibit 99.1

Alvotech

Société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

R.C.S. Luxembourg: B258884

Aztiq and Alvogen subscribe to shares in Alvotech at listing price of $10 per share

Alvogen Lux Holdings S.à r.l. (“Alvogen”) and Aztiq Pharma Partners S.à r.l. (“Aztiq”) have each subscribed to 2,500,000 newly issued shares of Alvotech (the “Company”) for a price of $10 per share. The 5,000,000 shares were issued pursuant to the terms of settlement agreements between the Company and each of Alvogen and Aztiq, executed on 12 July 2022, in respect of shareholder loans aggregating $50,000,000, extended in February and March 2022. Under the terms of the settlement agreements, Alvogen and Aztiq agreed to receive Company shares in lieu of cash as repayment for the shareholder loans.

Consequently, the board of directors of the Company has on 12 July 2022 resolved to increase the Company´s share capital by an amount of fifty million US dollars ($50,000,000) through the issuance of five million (5,000,000) ordinary shares of the Company.

As a consequence, the number of ordinary shares issued by the Company has increased from 270,721,672 to 275,721,672, and the number of outstanding shares, issued by the Company, has increased from 243,649,505 to 248,649,505.

For further information:

Alvotech, Investor Relations

Benedikt Stefansson

benedikt.stefansson[at]alvotech.com

DISCLAIMER

This announcement is released by the Company and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). This announcement is made for the purposes of MAR and pursuant to Article 2 of Commission Implementing Regulation (EU) 2016/1055.